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SEC FILE NUMBER
8-70293

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 06/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BW NETWORK SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

80 BROAD STREET, 5TH FLOOR
(No. and Street)

NEW YORK	NY	10004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KEITH BLISS	908-635-9385	russell.bliss@outlook.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NAWROCKI SMITH LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KEITH BLISS, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BW NETWORK SECURITIES, LLC, as of JUNE 30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

HIREN SHYANI
NOTARY PUBLIC
STATE OF NEW JERSEY
ID # 2429896
MY COMMISSION EXPIRES FEB. 11, 2023

9/30/2022

Notary Public

Signature:

Title:
CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BW NETWORK SECURITIES, LLC

**Financial Statements
and Supplemental Information**

For the Period January 1, 2021 to June 30, 2022

With Reports of Independent Registered Public Accounting Firm

Table of Contents

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
BW Network Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BW Network Securities, LLC (the "Company") as of June 30, 2022, the related statements of operations, changes in member's equity, and cash flows for the period from January 1, 2021 through June 30, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of BW Network Securities, LLC as of June 30, 2022, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of BW Network Securities, LLC's management. Our responsibility is to express an opinion on BW Network Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to BW Network Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of BW Network Securities, LLC's financial statements. The supplemental information is the responsibility of BW Network Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as BW Network Securities, LLC's auditor since 2020.

Hauppauge, New York
September 27, 2022

Nawrocki Smith LLP

BW NETWORK SECURITIES, LLC

Statement of Financial Condition

June 30, 2022

ASSETS		
Cash	$	20,356
Accounts Receivable		-
Prepaid Expenses		673
Other Assets		2,404
TOTAL ASSETS	$	23,433
LIABILITIES AND Member's EQUITY		
LIABILITIES		
Accounts payable and Other Liabilities	$	8,600
TOTAL LIABILITIES	$	8,600
Member's Equity		
Member's Equity		14,833
MEMBER'S EQUITY		14,833
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	23,433

See accompanying notes to financial statements

BW NETWORK SECURITIES, LLC

Statement of Operations

For the Period from January 1, 2021 to June 30, 2022

REVENUE:	
Fee Income	$ 105,000
Total revenue	105,000
OPERATING EXPENSES:	
Professional fees	45,550
Employee compensation and benefits	107,100
Office expenses	3,311
Occupancy	5,400
Regulatory fees	28,489
Tavel & entertainment	1,800
Other Expenses	1,197
Total expenses	192,847
NET LOSS	$ (87,847)

See accompanying notes to financial statements

BW NETWORK SECURITIES, LLC

Statement of Changes in Members Equity

For the Period from January 1, 2021 to June 30, 2022

MEMBER'S EQUITY JANUARY 1, 2021	$ 72,780
Capital contributions	79,900
Capital distributions	(50,000)
Net loss	(87,847)
MEMBER'S EQUITY, JUNE 30, 2022	14,833

See accompanying notes to financial statements

BW NETWORK SECURITIES, LLC

Statement of Cash Flows

For the Period from January 1, 2021 to June 30, 2022

OPERATING ACTIVITIES:		
Net Loss	$	(87,847)
Adjustments to reconcile net loss to net cash used by operating activities:		
Changes in operating assets and liabilities		
Decrease in Accounts receivable		52,500
Decrease in Prepaid expenses		2,684
Increase in other assets		(1,297)
Decrease in Accounts payable & other liabilities		(7,093)
Net cash used by operating activities		(41,053)
FINANCING ACTIVITIES:		
Member contributions		79,900
Member distributions		(50,000)
Net cash provided by financing activities		29,900
NET DECREASE IN CASH		(11,153)
CASH AT JANUARY 1, 2021		31,509
CASH AT JUNE 30, 2022	$	20,356

See accompanying notes to financial statements

1. Organization and Description of Business

BW Network Securities, LLC (the "Company") is wholly-owned by Buttonwood Network Holdings, LLC (the "Member"). The Company was organized on December 11, 2018 as a Delaware limited liability company and is registered to do business in New York as a foreign limited liability company. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation (“SIPC”) as of June 30, 2022. The operating agreement provides for the limited liability company to exist in perpetuity. The member's limit on liability is based on the relevant state law. The Company facilitates capital raising between issuers and investors.

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not, and will not, hold customer funds or securities, and that its business activities are, and will remain, limited to private placements of securities.

2. Summary of Significant Accounting Principals

Basis of Presentation - The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP, requires managementto make estimates and assumptions that affect the reported amounts of assets and liabilitiesand disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - In accordance with ASU No. 2014-09, “Revenue from Contracts with Customers” (“ASC Topic606”) revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company’s progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer.

The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the “transaction price”). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

The Company conducts private placements of securities. Revenue is earned when the firm makes an introduction which is generally recognized at the point in time that performance under the arrangement is completed typically when the issuer accepts the investment by the investor, the closing date of the transaction, or the contract is cancelled.

The following table provides information about receivables and contract liabilities from contracts with customers:

	June 30, 2022
Accounts Recievable	$ 0

Accounts Receivable - Accounts receivable are reported net of an allowance for doubtful accounts. The allowance is based on management's estimate of the amount of receivables that will actually be collected. Management determined that at June 30, 2022, an allowance for doubtful accounts was not necessary.

Uncertain Tax Positions - The Company applies the provisions of ASC 740 "Income Taxes" as they relate to uncertain tax positions. The Company was not required to recognize any amounts from uncertain tax positions as of June 30, 2022.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. In the event that tax authorities assess interest and penalties on unrecognized tax benefits, the Company will reflect such amounts in tax expense and income taxes payable.

Adoption of New Accounting Standard - Effective January 1, 2019, the Company adopted the new lease accounting guidance in Accounting Standards Update No. 2016-02, Leases (Topic 842) ("ASC Topic 842"). The Company has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of June 30, 2022) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement. The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred. The Company's lease obligations are deemed to be short term. As such, there was no impact on the financial statements upon adoption.

3. Concentration of Credit Risk

The Company's cash deposits are held by one financial institution and therefore, are subject to credit risk to the extent those balances exceeded the Federal Deposit Insurance Corporation ("FDIC") insurance limit of $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

4. Related Party Transactions

Pursuant to an expense sharing agreement, the Company reimburses the Member for allocated salaries, rent and communication expenses paid for by the Member. These charges are updated periodically, and determined based on percentages of personnel time and other factors. For the period January 1, 2021 through June 30, 2022 the Member charged the Company $116,100 for such expenses.

The Company has recorded a payable due to member in the amount of $6,450 related to unpaid allocated expenses as of June 30, 2022. Amounts due to member are non-interest bearing and are due on demand.

5. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 (“The Rule”) of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At June 30, 2022 the Company had net capital, as defined, of $11,756, which exceeded the required minimum net capital of $5,000 by $6,756. Aggregate indebtedness at June 30, 2022 totaled $8,600. The Company’s percentage of aggregate indebtedness to net capital was 73.15%.

6. Subsequent Events

Management of the Company has evaluated events and transactions that have occurred through September 27, 2022, the date these financial statements were available to be issued and determined that there are no material events that would require disclosures in the Company’s financial statements.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934
As of June 30, 2022

SCHEDULE I

TOTAL Member's EQUITY QUALIFIED FOR NET CAPITAL	$	14,833
DEDUCTIONS AND/OR CHARGES:		
Accounts recievable		-
Prepaid expenses		(673)
Other assets		(2,404)
NET CAPITAL	$	11,756
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum dollar requirement	$	5,000
Minimum net capital required (6.67% of aggregate indebtedness)		573
Net capital requirement (greater of minimum net capital or dollar requirement)	$	5,000
Excess net capital	$	6,756
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	5,756
AGGREGATE INDEBTEDNESS	$	8,600
Accounts Payable	$	8,600

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of June 30, 2022.

See report of independent registered public accounting firm.

SCHEDULE II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 (EXEMPTION)

Will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

SCHEDULE III - Information for Possession or Control Requirements Under Rule 15c3-3 (EXEMPTION)

Will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. and did not maintain possession or control of any customer funds or securities at June 30, 2022.

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
BW Network Securities, LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) BW Network Securities, LLC (the “Company”) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

BW Network Securities, LLC’s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company’s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company’s business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Hauppauge, New York
September 27, 2022

Nawrocki Smith LLP

BW NETWORK SECURITIES, LLC

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH THE EXEMPTION PROVISION OF SEC RULE 15C3-3
JUNE 30, 2022

BW Network Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3.

2. The Company is also filing this Exemption Report because the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to private placement of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (1) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) for the period January 1, 2021 through June 30, 2022 without exception.

BW Network Securities, LLC

I, Marcello Halitzer, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Marcello Halitzer

Title: Principal
Dated: September 27, 2022